Filed by Bright Lights Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bright Lights Acquisition Corp.

Commission File No.: 001-39846

Bloomberg Law News

Channing Tatum, Guggenheim Back Manscaped’s $1 Billion SPAC Deal

By Gillian Tan November 22, 2021, 9:01 PM PST

•	Men’s grooming startup eyes acquisitions, product expansion
•	Manscaped projects annual revenue to top $500 million in 2023

Manscaped, a startup specializing in below-the-waist men’s grooming products, plans to go public through a merger with a special purpose acquisition company that values the combined entity at about $1 billion.

The transaction with Bright Lights Acquisition Corp. will help five-year-old Manscaped extinguish debt and fund potential acquisitions, founder and Chief Executive Officer Paul Tran said in an interview.

“We’ll be in a position to accelerate growth, to invest in product development as we take care of men from head to toe,” Tran said, adding that San Diego, California-based Manscaped intends to expand beyond the 38 countries where it already does business.

Investors have committed to a $75 million private investment in public equity, or PIPE, according to Bright Lights CEO Michael Mahan. It’s priced at $9.20 a share, representing an appropriate “illiquidity discount” to compensate investors for locking up capital in coming months, he said.

PIPE investors include actor Channing Tatum, Endeavor Group Holdings Inc., Signia Venture Partners, Saban Capital Group, Guggenheim Investments, and funds managed by UBS O’Connor. Existing Manscaped shareholders are expected to own about 72% of the combined company.

Manscaped, which is profitable, chose to merge with Bright Lights in part because executives at the blank-check firm have “unparalleled experience with celebrity partnerships,” which it wouldn’t have been able to access via a traditional initial public offering, Tran said.

Bright Lights co-Chairmen John Howard and Allen Shapiro previously invested in brands such as Aviation Gin, backed by Ryan Reynolds, as well as Skims, founded by Kim Kardashian, Mahan said.

Groom like anything's possible.
LAWN MOWER 3.0
Be Ready.
MANSCAPED
Amtrak
Moynihan Train Hall
8th Av
Exit
Penn Sushi
MANSCAPED
POLICE

An ad at New York’s Penn Station

Manscaped generated $285 million of revenue in the 12 months through September on just $23 million of equity funding, which Mahan called an “extraordinary achievement.” It projects revenue to top $500 million in 2023.

The company expects the transaction to be completed in the first quarter and that it will be listed on Nasdaq under the ticker symbol MANS.

The startup sells products -- including trimmers it calls the Lawn Mower -- directly to consumers and through major marketplaces, including Amazon.com Inc.’s, as well as retailers such as Target Corp. and Best Buy Co., Tran said, noting that its subscription business has been growing. Manscaped has ambitions to innovate beyond groin-related personal care, though Tran declined to elaborate.

The company separately has a “We Save Balls” partnership with the Testicular Cancer Society, designed to promote awareness of the disease and encourage self-screening for early detection, he said.

MANSCAPED
MANSCAPED
MANSCAPED
MANSCAPED
REVIVER
MANSCAPED
PRESERVER
BALL DEODORANT
MANSCAPED
DAILY NEWS
WE SAVE BALLS
PACKAGE
1. CLEANSE
2. GET IN
POSITION

Manscaped groin routine starter set

Bloomberg reported on the merger talks between Manscaped and Bright Lights in July.

To contact the reporter on this story:

Gillian Tan in New York at gtan129@bloomberg.net

To contact the editors responsible for this story:

Alan Goldstein at agoldstein5@bloomberg.net

Peter Eichenbaum

© 2021 Bloomberg L.P. All rights reserved. Used with permission.

Important Information and Where to Find It

This communication relates to a proposed transaction between BLTS and Manscaped. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Bright Lights Acquisition Corp. (“BLTS”) and Bright Lights Parent Corp. (“ParentCo”) intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, which will include BLTS’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all BLTS stockholders. BLTS also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BLTS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BLTS through the website maintained by the SEC at www.sec.gov or by directing a request to BLTS to 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025, or via email at info@brightlightsacquisition.com or at (310) 421-1472.

Participants in the Solicitation

BLTS and Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped”) and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BLTS’ stockholders in connection with the proposed transaction. Information about BLTS’ directors and executive officers and their ownership of BLTS’ securities is set forth in BLTS’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ParentCo, BLTS or Manscaped, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, BLTS and Manscaped. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BLTS’ securities, (ii) the risk that the transaction may not be completed by BLTS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BLTS, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of BLTS, the satisfaction of the minimum trust account amount following any redemptions by BLTS’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 22, 2021, by and among BLTS, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and Manscaped, (vi) the effect of the announcement or pendency of the transaction on Manscaped’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of Manscaped and potential difficulties in Manscaped employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Manscaped or against ParentCo or BLTS related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of BLTS securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of BLTS’ securities, (xi) changes in competitive and regulated industries in which Manscaped operates, variations in operating performance across competitors, changes in laws and regulations affecting Manscaped’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of Manscaped to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of Manscaped’s intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Manscaped operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BLTS’ Quarterly Reports on Form 10-Q, the registration statement that includes a proxy statement/prospectus on Form S-4 that ParentCo and BLTS expect to file with the SEC and other documents filed by ParentCo and BLTS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Manscaped, ParentCo and BLTS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Manscaped, BLTS or ParentCo gives any assurance that any of them will achieve its expectations.